CERTIFICATE OF QUALIFIED PERSON
I, David Nicholas Bucar, M.Sc. P. Eng., as an author of this report entitled “NI 43-101 Technical Report for the Mulatos Property, Sahuaripa, Sonora, Mexico” prepared for Alamos Gold Inc. and with an effective date of December 31, 2022, do hereby certify that:
1.I am employed as Director, Environmental Sustainability for Alamos Gold Inc., located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3;
2.I received a Bachelor of Applied Science in Civil Engineering from Queen’s University (Ontario, Canada) in 1996 and Masters of Applied Science in Environmental Engineering from Queen’s University (Ontario, Canada) in 1997;
3.I am a registered Professional Engineer in Ontario, Canada, (P. Eng. no 90474008). I have worked for mine operating companies for more than 23 years since my graduation. I have worked mainly in environmental, project management, and operations, for Kinross, Placer Dome, Goldcorp, Newmont and Alamos Gold Inc., with increasing levels of responsibilities;
4.I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101;
5.I have worked at Alamos Gold for the past two years;
6.I visited the Mulatos Property most recently January 18-19, 2023;
7.I am the author of Section 20, and co-author of Section 1 of the NI 43‑101 report entitled “NI 43-101 Technical Report for the Mulatos Property, Sahuaripa, Ontario, Canada " with an effective date of December 31, 2022;
8.I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report;
9.I have been an employee of Alamos Gold Inc. since January 2021, as Director, Environmental Sustainability;
10.I am not independent of the issuer, as described in Section 1.5 of NI 43-101;
11.I have prepared this Technical Report in compliance with National Instrument 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading; and
12.I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 27th day of March 2023
(Signed & Sealed) “David Nicholas Bucar”
(Original signed and sealed)
David Nicholas Bucar, M.Sc., P. Eng. (P.Eng. no 90474008)